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United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS  13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number33-35580-D

 ______________________________________________________________________
(Exact name of registrant as specified in its charter)

 ___BURST.COM, INC.__________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 ___613 Fourth Street, Suite 201, Santa Rosa, California  95404___________________
(Title of each class of securities covered by this Form)

 Common stock
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains) N/A

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)[ x ]

Rule 12h-3(b)(1)(i)[ ]

Rule 12g-4(a)(1)(ii)[ x ]

Rule 12h-3(b)(1)(ii)[ ]

Rule 12g-4(a)(2)(i)[ ]

Rule 12h-3(b)(2)(i)[ ]

Rule 12g-4(a)(2)(ii)[ ]

Rule 12h-3(b)(2)(ii)[ ]

Rule 15d-6 --------

Approximate number of holders of record as of the certification or notice date   283.  Pursuant to the requirements of the Securities Exchange Act of 1934 BURST.COM, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:1219/2002 BY:/s/ Richard Lang

        Richard Lang

        President and Chairman of the Board of Directors

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. Ther registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

http://www.sec.gov/divisions/corpfin/forms/15.htm

Last update: 11/01/01